Exhibit 99.2

KOLIBRI GLOBAL ENERGY INC.

(the “Issuer”)

Report of Voting Results

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

November 25, 2025

The following matters were voted upon by shareholders at the special general meeting of the Issuer held on November 25, 2025. Additional information regarding the matters voted upon is provided in the information circular for the meeting dated October 6, 2025, as supplemented on October 21, 2025, which is available on SEDAR+.

1.	Approval of Share Limit Resolution

On a vote on a show of hands, an amendment to the Notice of Articles of the Issuer to establish that the maximum number of common shares of the Company that the Issuer is authorized to issue is 37,367,894 was authorized and approved by ordinary resolution. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	17,981,023	78.05%
Votes Against	5,057,683	21.95%